EXHIBIT 99.1

Quarterly Report to Shareholders

TC Energy reports strong first quarter 2026 operating and financial results
Safety and operational excellence drive seven delivery records across North America
Approves US$1.5 billion Columbia Gas expansion project, extending reach into high-demand market

CALGARY, Alberta – May 1, 2026 – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) released its first quarter results today. François Poirier, TC Energy’s President and Chief Executive Officer commented, "We entered 2026 with strong momentum. Our best safety performance in six years drove seven delivery records across North America, while consistent execution delivered strong financial results, with comparable EBITDA1 up 14 per cent and segmented earnings up 10 per cent compared to first quarter 2025.” Poirier continued, "Constructive market conditions continue to translate into attractive, disciplined growth opportunities. Today, I’m pleased to announce the Appalachia Supply Project, a US$1.5 billion, low‑risk, strategic expansion on our Columbia Gas system that is expected to strengthen our position and create a new platform for capital-efficient opportunities in a high‑growth power and industrial corridor. Customer demand continues to validate our strategy; our recent 2.5x oversubscribed open season on Crossroads reinforces the strength of our project origination backlog and provides clear visibility to long-term, high-quality growth.”
Financial Highlights
(All financial figures are unaudited and in Canadian dollars unless otherwise noted)
•First quarter 2026 financial results:
◦Comparable earnings1 of $1.0 billion or $0.99 per common share1 compared to $1.0 billion or $0.95 per common share in first quarter 2025
◦Net income attributable to common shares of $0.9 billion or $0.86 per common share compared to $1.0 billion or $0.94 per common share in first quarter 2025
◦Comparable EBITDA of $3.1 billion compared to $2.7 billion in first quarter 2025
◦Segmented earnings of $2.2 billion compared to $2.0 billion in first quarter 2025
•TC Energy’s Board of Directors declared a quarterly dividend of $0.8775 per common share for the quarter ending June 30, 2026
•Reaffirming 2026 outlook:
◦We expect our 2026 comparable EBITDA and comparable earnings per common share (EPS) outlooks to be higher than 2025, consistent with our 2025 Annual Report
◦Comparable EBITDA is expected to be $11.6 to $11.8 billion
◦Capital expenditures are anticipated to be $6.0 to $6.5 billion prior to adjustments for non-controlling interests, or $5.5 to $6.0 billion of net capital expenditures.2

1 Comparable EBITDA, comparable earnings and comparable earnings per common share are non-GAAP measures used throughout this news release. These measures do not have any standardized meaning under GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. The most directly comparable GAAP measures are Segmented earnings, Net income attributable to common shares and Net income per common share, respectively. We do not forecast Segmented earnings. For more information on non-GAAP measures, refer to the Non-GAAP and Supplementary financial measure section of this news release.
2 Net capital expenditures are adjusted for the portion attributed to non-controlling interests and is a supplementary financial measure used throughout this news release. For more information on non-GAAP measures and the supplementary financial measure, refer to the Non-GAAP and Supplementary financial measure section of this news release.

Operational Highlights
•Canadian Natural Gas Pipelines deliveries averaged 29.7 Bcf/d, up three per cent compared to first quarter 2025 and set a new all-time delivery record of 33.2 Bcf on Jan. 22, 2026
◦Total NGTL system receipts averaged 14.6 Bcf/d, comparable to first quarter 2025
◦NGTL System deliveries set a new all-time delivery record of 18.3 Bcf on Jan. 22, 2026
◦Canadian Mainline Western receipts averaged 5.0 Bcf/d, in line with first quarter 2025
•U.S. Natural Gas Pipelines daily average flows were 32.6 Bcf/d, up five per cent compared to first quarter 2025
◦U.S. Natural Gas Pipelines achieved an all-time delivery record of 39.9 Bcf on Jan. 29, 2026
◦ANR System deliveries set a new all-time delivery record of 10.6 Bcf on Jan. 29, 2026
◦Six individual pipelines set new all-time delivery records in first quarter 2026
◦Deliveries to LNG facilities averaged 3.9 Bcf/d, up 12 per cent compared to first quarter 2025
•Mexico Natural Gas Pipelines flows averaged 2.8 Bcf/d, lower than first quarter 2025 primarily attributed to adjustments to pipeline flows
◦Deliveries to power generation facilities averaged 1.2 Bcf/d in first quarter 2026, in line with first quarter 2025
•Bruce Power achieved 88.2 per cent availability in first quarter 2026, primarily reflecting a planned outage on Unit 8
•Cogeneration power plant fleet achieved 99.5 per cent availability in first quarter 2026.
Project Highlights
•Approved the Appalachia Supply Project with an expected build multiple1 of 7.3x: an expansion project of our Columbia Gas system designed to provide up to 0.8 Bcf/d of capacity to facilitate expanded new natural gas-fired power generation. The project has an anticipated in-service date of 2030 and an estimated project cost of approximately US$1.5 billion.
•Coastal GasLink Limited Partnership (Coastal GasLink LP) entered into commercial agreements with LNG Canada, establishing a framework for advancing a proposed CGL Phase 2 Expansion. The commercial structure of the agreements includes limits on CGL’s capital commitments and overall liability for construction cost and schedule risks.
•Reached settlement agreements with customers on Canadian Mainline, ANR and Great Lakes:
◦Canadian Mainline: filed an application with the Canada Energy Regulator seeking approval of a four‑year negotiated settlement for the period from January 2027 through December 2030. The proposed settlement maintains a return on equity of 10.1 per cent on 40 per cent deemed common equity and includes an incentive mechanism which provides the ability to outperform the approved rate of return. In addition, TC Energy has committed up to $200 million of capital to support incremental capacity, with targeted returns that exceed the approved return on equity.
◦ANR: on Mar. 18, 2026, ANR notified FERC that it has reached a settlement-in-principle with its customers on the ANR Section 4 Rate Case. The final settlement is expected to include an increase relative to pre-filed rates, subject to revision following completion and approval of settlement terms, which is anticipated in third quarter 2026.
◦Great Lakes: on April 28, 2026, Great Lakes notified FERC that it has reached a settlement-in-principle with its customers, subject to revision following completion and approval of settlement terms, which we anticipate in fourth quarter 2026.
•Advanced key projects and placed projects into service:
◦Placed $0.4 billion of capacity projects in service on the NGTL System, including $0.1 billion of Multi-Year Growth (MYGP) projects
▪Completed construction of the Berland River non‑emitting electric compressor unit on the Valhalla North and Berland River project with a capital cost of approximately $0.3 billion. The unit is expected to be operational in the second half of 2026.

1 Build multiple is a non-GAAP ratio calculated by dividing capital expenditures by comparable EBITDA. Please note our method for calculating build multiple may differ from methods used by other entities. Therefore, it may not be comparable to similar measures presented by other entities. For more information on non-GAAP measures and the supplementary financial measure, refer to the Non-GAAP and Supplementary financial measure section of this news release.

	three months ended March 31
(millions of $, except per share amounts)	2026	2025

Income
Net income (loss) attributable to common shares	899	978
per common share – basic	$0.86	$0.94

Segmented earnings (losses)
Canadian Natural Gas Pipelines	509	516
U.S. Natural Gas Pipelines	1,075	1,109
Mexico Natural Gas Pipelines	389	211
Power and Energy Solutions	201	135
Corporate	(3)	(5)
Total segmented earnings (losses)	2,171	1,966

Comparable EBITDA
Canadian Natural Gas Pipelines	919	890
U.S. Natural Gas Pipelines	1,497	1,367
Mexico Natural Gas Pipelines	432	233
Power and Energy Solutions	243	224
Corporate	(3)	(5)
Comparable EBITDA	3,088	2,709
Depreciation and amortization	(723)	(678)
Interest expense	(838)	(840)
Allowance for funds used during construction	39	248
Foreign exchange gains (losses), net included in comparable earnings	1	(10)
Interest income and other	33	51
Income tax (expense) recovery included in comparable earnings	(316)	(292)
Net (income) loss attributable to non-controlling interests included in comparable earnings	(225)	(177)
Preferred share dividends	(28)	(28)
Comparable earnings	1,031	983
Comparable earnings per common share	$0.99	$0.95

	three months ended March 31
(millions of $, except per share amounts)	2026	2025

Cash flows
Net cash provided by operations	2,603	1,359
Comparable funds generated from operations[1]	2,336	1,949
Capital spending[2]	1,307	1,809
Dividends declared
per common share	$0.8775	$0.85
Basic common shares outstanding (millions)
– weighted average for the period	1,041	1,039
– issued and outstanding at end of period	1,042	1,040
1Comparable funds generated from operations is a non-GAAP measure used throughout this news release. This measure does not have any standardized meaning under GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. The most directly comparable GAAP measure is net cash provided by operations. For more information on non-GAAP measures, refer to the Non-GAAP and Supplementary financial measure section of this news release.
2Capital spending reflects cash flows associated with our Capital expenditures, Capital projects in development and Contributions to equity investments. Refer to Note 4, Segmented information of our Condensed consolidated financial statements for additional information.

CEO Message
Throughout the first quarter of 2026, TC Energy continued to build on momentum and demonstrate strong execution against a clear set of strategic priorities. Our unwavering focus on safety and operational excellence continues to support the availability and reliability of our assets that continue to drive strong operational and financial results. For the three months ended Mar. 31, 2026, comparable EBITDA increased 14 per cent and segmented earnings increased 10 per cent compared to first quarter 2025. Our consistent results reinforce the strength and resilience of our low-risk business model and our ability to deliver solid growth and repeatable performance despite ongoing macroeconomic volatility. Additionally, during Winter Storm Fern, our team continued to deliver exceptional reliability that contributed in part to the seven delivery records we achieved on our system during the quarter. We remain focused on maximizing the value of our assets through safety and operational excellence, executing our selective portfolio of growth projects, and ensuring financial strength and agility.
Sustained growth in natural gas and power demand in the U.S. continues to translate into attractive investment opportunities across our diversified portfolio. Consistent with our capital allocation priorities, we have announced a strategic expansion project on our Columbia Gas system that reinforces visibility to incremental growth into the next decade. The US$1.5 billion Appalachia Supply Project on our Columbia Gas system extends our reach into a corridor that serves multiple high‑growth power and industrial markets. The expansion project is supported by a 20‑year take‑or‑pay contract backed by an investment‑grade utility and is expected to deliver a 7.3x build multiple. The project is designed to provide up to 0.8 Bcf/d of capacity to facilitate expanded new natural gas-fired power generation and has an anticipated in-service date in 2030. The project is capable of up to 2.0 Bcf/d through future expansions, creating additional opportunities to pursue capital‑efficient, high‑value growth projects as diversified demand from electrification, economic development, and data centres is anticipated to accelerate long‑duration load growth in the U.S. Heartland market. The project represents a deliberate investment in a strategic, high‑growth corridor that further strengthens the long‑term competitive positioning of the Columbia Gas Transmission system and establishes a durable platform for repeatable value creation into the next decade.
Supported by strong customer demand, on Feb. 9, 2026, we launched a non-binding expansion project open season on our Crossroads Pipeline system for up to 1.5 Bcf/d of capacity to serve growing markets in Northern Indiana, Illinois, Iowa, and South Dakota. The open season was 2.5 times oversubscribed, reflecting the asset’s unique connectivity and bi-directional flexibility. By linking multiple major pipeline systems, the Crossroads pipeline is well positioned to support the anticipated substantial growth in Midwest power demand, and our established footprint enables capital‑efficient expansion and reduced execution risk. The Crossroads open season builds off the momentum of the non-binding expansion project open season on our Columbia Gas Transmission system that closed on Jan. 9 , 2026 and received bids at three times the proposed project capacity. These developments illustrate how connectivity between our systems enables highly competitive pathways from premium supply to high‑quality demand markets and reinforces the value and scalability of our integrated footprint.
Broader market dynamics, including volatility and structural change in the global LNG market, continue to underscore our role as a critical conduit for North American supply to global markets. As the only company serving every major LNG export shoreline in North America, transporting approximately 30 per cent of feedgas bound for export, we continue to see strong demand across our system. Deliveries to U.S. LNG facilities increased 12 per cent year‑over‑year, averaging 3.9 Bcf/d in the first quarter 2026. Against this backdrop, we reached an important milestone as Coastal GasLink LP entered into commercial agreements with LNG Canada, establishing a framework to advance a proposed CGL Phase 2 Expansion. The commercial structure of the agreements includes limits on CGL’s capital commitments and overall liability for construction cost and schedule risks, reflecting our disciplined approach to risk allocation as we advance critical infrastructure projects across North America.
In both Canada and the U.S., we made meaningful progress reaching settlement agreements with customers on the Canadian Mainline, ANR and Great Lakes. On the Canadian Mainline, we filed an application with the CER seeking approval of a four‑year negotiated settlement covering the period from January 2027 through December 2030, maintaining a return on equity of 10.1 per cent on 40 per cent deemed common equity, with an incentive mechanism designed to encourage cost management and revenue optimization and provides the opportunity to outperform the approved rate of return. In addition, TC Energy has committed up to $200 million of capital to support incremental capacity, with targeted returns that exceed the approved return on equity. On ANR, we reached a settlement‑in‑principle with customers in the Section 4 rate case, which is expected to include an increase relative to pre-filed rates, subject to revision following completion and approval of settlement terms, which we anticipate in third quarter of 2026. On Great Lakes, we reached a settlement-in-principle with customers, subject to revision following completion and approval of settlement terms, which we anticipate in fourth quarter 2026. Together, these developments reinforce the stability and long‑term strength of our regulated earnings profile.
Execution remained strong across the portfolio. During the quarter, we placed approximately $0.4 billion of capacity projects into service on the NGTL System, including $0.1 billion of MYGP projects, on time and on budget. We completed construction of the approximately $0.3 billion Berland River unit, a non‑emitting electric compressor on the Valhalla North and Berland River project which is expected to be operational in the second half of 2026. At Bruce Power, we continue to track to cost and schedule on the Major Component Replacement (MCR) Unit 3 and 4.
Disciplined execution and prudent capital spending continue to strengthen the balance sheet and advance our strategic priorities, while keeping us on track to achieve our long‑term target of 4.75x debt-to-EBITDA.1 Together, these milestones reflect the strength and resilience of our asset base, our ability to execute reliably at scale, and our focused, capital‑efficient approach to growth that enhances long‑term value for TC Energy shareholders.
Dividends
TC Energy’s Board of Directors declared a quarterly dividend of $0.8775 per common share for the quarter ending June 30, 2026, equivalent to $3.51 on an annualized basis. The common share dividend is payable on July 31, 2026, to shareholders of record at the close of business on June 30, 2026.
The Board of Directors also declared dividends on the outstanding Cumulative First Preferred Shares (preferred shares). Information related to the preferred shares dividends are available on our website under TC Energy – Shareholder Information.
1 Debt-to-EBITDA is a non-GAAP ratio. Adjusted debt and adjusted comparable EBITDA are non-GAAP measures used to calculate debt-to-EBITDA. For more information on non-GAAP measures, refer to the non-GAAP measures of this news release. These measures do not have any standardized meaning under GAAP and therefore are unlikely to be comparable to similar measures presented by other companies.

Teleconference and Webcast
We will hold a teleconference and webcast on Friday, May 1 at 6:30 a.m. (MT) / 8:30 a.m. (ET) to discuss our first quarter 2026 financial results. Presenters will include François Poirier, President and Chief Executive Officer; Sean O'Donnell, Executive Vice-President and Chief Financial Officer; and other members of the executive leadership team.
Members of the investment community and other interested parties are invited to participate by calling 1-833-752-3826 (Canada/U.S. toll free) or 1-647-846-8864 (International toll). No passcode is required. Please dial in 15 minutes prior to the start of the call. Alternatively, participants may pre-register for the call here. Upon registering, you will receive a calendar booking by email with dial in details and a unique PIN. This process will bypass the operator and avoid the queue. Registration will remain open until the end of the conference call.
A live webcast of the teleconference will be available on TC Energy's website at TC Energy — Events and presentations or via the following URL: https://www.gowebcasting.com/14393. The webcast will be available for replay following the meeting.
A replay of the teleconference will be available two hours after the conclusion of the call until midnight ET on Friday, May 8, 2026. Please call 1-855-669-9658 (Canada/U.S. toll free) or 1-412-317-0088 (International toll) and enter passcode 4884355.
The unaudited interim Condensed consolidated financial statements and Management’s Discussion and Analysis (MD&A) are available on our website at www.TCEnergy.com and will be filed today under TC Energy's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.
About TC Energy
We are a leader in North American energy infrastructure, spanning Canada, the U.S. and Mexico. Every day, our dedicated team proudly connects the world to the energy it needs, moving over 30 per cent of the cleaner-burning natural gas used across the continent. Complemented by strategic ownership and low-risk investments in power generation, our infrastructure fuels industries and generates affordable, reliable and sustainable power across North America, while enabling LNG exports to global markets.
Our business is based on the connections we make. By partnering with communities, businesses and leaders across our extensive energy network, we unlock opportunity today and for generations to come.
TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

Forward-Looking Information
This release contains certain information that is forward-looking and is subject to important risks and uncertainties and is based on certain key assumptions. Forward-looking statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate" or other similar words. Forward-looking statements in this document may include, but are not limited to, statements related to expectations with respect to expected comparable EBITDA, comparable earnings in total and per common share and the sources and drivers thereof, expectations with respect to anticipated capital expenditures and net capital expenditures and the timing thereof, expectations with respect to identified approved and future projects, including associated capital expenditures, timelines, in-service dates, and outcomes, expectations with respect to completed projects and expected impacts thereof, expectations on rate case settlements and timing of approved settlement terms, expectations with respect to our ability to deploy capital at targeted build multiples and achieve expected returns on invested capital, expectations with respect to the approximate value of projects to be placed in-service in subsequent years, expectations with respect to our strategic priorities, and the execution thereof, expectation on the value of and risk profile of our incremental growth projects, expectations with respect to our ability to maximize the value of our assets through safety and operational excellence, expectations regarding financial ratio targets such as debt-to-EBITDA, expectations on repeatable value creation through the next decade, expected cost and schedules for planned projects, including projects under construction and in development, expectations about energy demand levels and drivers thereof, expectations regarding the competitive positioning and long-term value contribution of specific assets and our ability to capture growth opportunities, expectations about our ability to execute our identified portfolio of growth projects and ensure financial strength and agility, our ability to deliver low-risk, solid growth and repeatable performance, expected industry, market and economic conditions, and ongoing trade negotiations, including their expected impact on our business, customers and suppliers. Our forward-looking information is subject to important risks and uncertainties and is based on certain key assumptions. Forward-looking statements and future-oriented financial information in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and the 2025 Annual Report filed under TC Energy's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov and the "Forward-looking information" section of our Report on Sustainability which is available on our website at www.TCEnergy.com.

Non-GAAP and Supplementary Financial Measure
This release contains references to the following non-GAAP measures: comparable EBITDA, comparable earnings, comparable earnings per common share and comparable funds generated from operations. It also contains references to debt-to-EBITDA, a non-GAAP ratio, which is calculated using adjusted debt and adjusted comparable EBITDA, each of which are non-GAAP measures. These non-GAAP measures do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to similar measures presented by other entities. These non-GAAP measures are calculated by adjusting certain GAAP measures for specific items we believe are significant but not reflective of our underlying operations in the period. These comparable measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable except as otherwise described in the Condensed consolidated financial statements and MD&A. Refer to: (i) each business segment for a reconciliation of comparable EBITDA to segmented earnings (losses); (ii) Consolidated results section for reconciliations of comparable earnings and comparable earnings per common share to Net income attributable to common shares and Net income per common share, respectively; and (iii) Financial condition section for a reconciliation of comparable funds generated from operations to Net cash provided by operations. Refer to the Non-GAAP Measures section of the MD&A in our most recent quarterly report for more information about the non-GAAP measures we use. The MD&A is included with, and forms part of, this release. The MD&A can be found on SEDAR+ at www.sedarplus.ca under TC Energy's profile.
With respect to non-GAAP measures used in the calculation of debt-to-EBITDA, adjusted debt is defined as the sum of Reported total debt, including Notes payable, Long-term debt, Current portion of long-term debt and Junior subordinated notes, as reported on our Consolidated balance sheet as well as Operating lease liabilities recognized on our Consolidated balance sheet and 50 per cent of Preferred shares as reported on our Consolidated balance sheet due to the debt-like nature of their contractual and financial obligations, less Cash and cash equivalents as reported on our Consolidated balance sheet and 50 per cent of Junior subordinated notes as reported on our Consolidated balance sheet due to the equity-like nature of their contractual and financial obligations. Adjusted comparable EBITDA is calculated as the sum of comparable EBITDA from continuing operations and comparable EBITDA from discontinued operations excluding Operating lease costs recorded in Plant operating costs and other in our Consolidated statement of income and adjusted for Distributions received in excess of (income) loss from equity investments and a Loan from affiliate as reported in our Consolidated statement of cash flows which we believe is more reflective of the cash flows available to TC Energy to service our debt and other long-term commitments. Beginning in 2025, we entered into a subordinated demand revolving credit facility to borrow funds from the Sur de Texas joint venture and received proceeds totaling $111 million during the year. We believe that debt-to-EBITDA provides investors with useful information as it reflects our ability to service our debt and other long-term commitments. See the Reconciliation section for reconciliations of adjusted debt and adjusted comparable EBITDA for the years ended Dec. 31, 2023, 2024 and 2025.
This release contains references to build multiple, which is non-GAAP ratio which is calculated using capital expenditures and comparable EBITDA, of which comparable EBITDA is a non-GAAP measure. We believe build multiple provides investors with a useful measure to evaluate capital projects.
This release also contains references to net capital expenditures, which is a supplementary financial measure. Net capital expenditures represent capital costs incurred for growth projects, maintenance capital expenditures, contributions to equity investments and projects under development, adjusted for the portion attributed to non-controlling interests in the entities we control. Net capital expenditures reflect capital costs incurred during the period, excluding the impact of timing of cash payments. We use net capital expenditures as a key measure in evaluating our performance in managing our capital spending activities in comparison to our capital plan.

Reconciliation
The following is a reconciliation of adjusted debt and adjusted comparable EBITDA1.

	year ended December 31
(millions of Canadian $)	2025	2024	2023

Reported total debt	60,086	59,366	63,201
Management adjustments:
Debt treatment of preferred shares[2]	1,128	1,250	1,250
Equity treatment of junior subordinated notes[3]	(6,047)	(5,524)	(5,144)
Cash and cash equivalents	(168)	(801)	(3,678)
Operating lease liabilities	431	511	457
Adjusted debt	55,430	54,802	56,086

Comparable EBITDA from continuing operations[4]	10,952	10,049	9,472
Comparable EBITDA from discontinued operations[4]	—	1,145	1,516
Operating lease cost	112	117	105
Distributions received in excess of (income) loss from equity investments	342	67	(123)
Loan from affiliate	111	—	—
Adjusted Comparable EBITDA	11,517	11,378	10,970

Adjusted Debt/Adjusted Comparable EBITDA[1]	4.8	4.8	5.1
1Adjusted debt and adjusted comparable EBITDA are non-GAAP measures. The calculations are based on management methodology. Individual rating agency calculations will differ.
250 per cent debt treatment on $2.3 billion of preferred shares as of Dec. 31, 2025.
350 per cent equity treatment on $12.1 billion of junior subordinated notes as of Dec. 31, 2025. U.S. dollar-denominated notes translated at         Dec. 31, 2025, USD/CAD foreign exchange rate of 1.37.
4Comparable EBITDA from continuing operations and Comparable EBITDA from discontinued operations are non-GAAP financial measures. See the Forward-looking information and Non-GAAP measures sections in our 2025 Annual Report for more information. Comparable EBITDA from discontinued operations represents nine months of Liquids Pipelines earnings in 2024 compared to a full year of earnings in 2023. Refer to the Discontinued operations section in our 2024 Annual Report for additional information.

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